

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

May 4, 2009

Mr. David R.E. Hale
President and Chairman
International Smart Sourcing, Inc.
320 Broad Hollow Road
Farmingdale, NY 11735

> **Re:** **International Smart Sourcing, Inc.**
> **Amendment No. 2 to Preliminary Information Statement on**
> **Schedule 14C**
> **Filed April 20, 2009**
> **File No. 001-14753**

Dear Mr. Hale:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 12

Compensation of NETW's Executive Officers, page 12

1. We have reviewed your response to our prior comment 10. Please expand upon your disclosure. For example, please clarify how the base salaries for Messrs. William R. Hunt and Richard W. Hunt are determined. Please refer to Item 402(o) of Regulation S-K.

Financial Statements

Network I Financial Securities, Inc. ("NETW")

NOTE 2 - Summary of Significant Accounting Policies

Adoption of Accounting Pronouncement, page B-12

2.	We have read and considered your expanded disclosure in response to comment 14. Since your marketable securities are reported in several line items, including amounts "Due from clearing organization" which may comprise items other than marketable securities, please revise note 2 to disclose the fair value information based on the major category of assets and liabilities on your balance sheet. In this regard, it does not appear that you have complied with the requirement to provide quantitative disclosures in a tabular format consistent with the guidance in paragraphs 34 and A34 of SFAS 157.

Consolidation of Variable Interest Entities, page C-9

3.	We have read and considered your response to comment 15. We note your analysis in concluding that the entities are VIE's. However, it is still unclear to us the basis for your conclusion that NETW is the primary beneficiary. In this regard, please clarify *how* NETW absorbs the majority of expected losses or residual returns from these VIEs and the nature of cash flows between these entities. As previously requested, please tell us the specific conditions in paragraphs 14-17 of FIN 46R that you meet in concluding that NEWT is the primary beneficiary of each VIE and the basis for your conclusion.

Pro Forma Condensed Combined Financial Statements, page D-1

4.	We have read and considered your response to comment 16. We note on page nine and in your previous response that the contractual arrangements with Services and Shark River will be terminated. With respect to Advisors and Assurance, please clarify with sufficient specificity how the expected changes in existing contractual arrangements would cause each of these entities to not meet each of the conditions in paragraph 5a, b, or c of FIN 46R and the basis for your conclusion. Currently it is unclear how these changes would impact the equity investment at risk for Advisors and Assurance. If you conclude that they would still meet the definition of VIE, tell us the specific conditions in paragraphs 14-17 of FIN 46R that you meet in concluding that NEWT would not be the primary beneficiary of Advisors and Assurance and the basis for your conclusion.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Arthur Marcus, Esq.
        Via facsimile (212) 980-5192